April 21, 2009

Vote “FOR” on Berkshire Hathaway Sustainability Report Resolution

Dear Berkshire Hathaway, Inc. Shareholder:

Trillium Asset Management Corporation encourages fellow Berkshire Hathaway shareholders to vote “FOR” this resolution1 which requests that the company issue a Sustainability Report. The annual general meeting is May 2, 2009.

As the recent “FOR” recommendation from PROXY Governance, Inc. confirms (“we see [Berkshire’s] level of disclosure on these issues as relatively poor and believe that additional disclosure in this area would help shareholders”),2 this report is needed because we believe Berkshire has failed to disclose risks from environmental and social issues that could affect shareholder value.

In the past two years, we have seen clear evidence that sustainability-related risks have the potential to affect the bottom-line performance of Berkshire Hathaway’ investments – and that Berkshire has apparently neglected to adequately manage or inform shareholders of these liabilities:

➢
As noted by PROXY Governance, Berkshire’s Russell Athletic subsidiary, “a key supplier of college athletic apparel, has faced backlash from major universities over its association with allegations of poor labor practices in Honduras.”[3] Since January, nearly thirty top U.S. universities have severed their licensing relationships with Russell over labor rights violations.[4] Russell’s loss of these valuable licenses, which has been extensively covered in the media,[5] raises significant reputational and competitive risk for Berkshire’s apparel business, a division which suffered a 34% decline in earnings last year.

➢
PROXY Governance also observed that PacifiCorp, a division of Berkshire’s Mid-American Energy Holdings, “agreed to contribute up to $200 million for the removal of four hydroelectric dams by 2020, after toxic blue-green algae blooms (behind the dams) had cause[d] significant environmental damage.”[6] The agreement comes as PacifiCorp is under increasing pressure from regulators to comply with water quality laws and protect threatened runs of Pacific salmon.[7]

➢
Berkshire suffered, in the eyes of many, extensive reputational damage from its investment in PetroChina. According to PROXY Governance, PetroChina “has been at the center of … campaigns pushing for companies to sever business ties with [Sudan] because of genocide in Darfur.”[8] Before Berkshire divested in late 2007, it experienced serious reputational impact from PetroChina, including Warren Buffett having to publicly justify the investment.[9]

We encourage you to read the detailed memorandum sent to PROXY Governance and other proxy advisory services by the International Labor Rights Forum and the International Rivers Network,10 which discusses how Berkshire’s refusal to report on sustainability puts it out of step with the world’s top companies – over 80% of which provide such reports to investors.11

Now more than ever, investors need to have a clear and comprehensive picture of risks – including those related to sustainability issues – that have the potential to negatively impact shareholder value. I urge you to join Trillium Asset Management Corporation in voting “FOR” this proposal.

Sincerely,

/s/ Shelley Alpern

Shelley Alpern
Director of Social Research and Advocacy

For More Information:

Shelley Alpern, Trillium Asset Management Corporation, 617-292-8026 x. 248, salpern@trilliuminvest.com

Bama Athreya, International Labor Rights Forum, 202-347-4100, bama.athreya@ilrf.org;

Patrick McCully, International Rivers, 510-848-1155, patrick@internationalrivers.org

Please Note: The cost of this communication is being borne entirely by Trillium Asset Management Corporation. This is not a proxy solicitation and Trillium Asset Management Corporation is not asking for your proxy card. Please do not send us your proxy card but return it to Berkshire Hathaway before the May 2, 2009 annual meeting.

1            The resolution was submitted by Berkshire Hathaway shareholder Joseph G. Petrofsky. Mr. Petrofsky has no relationship to Trillium Asset Management Corporation.
2            PROXY Governance, Inc. “Berkshire Hathaway” (Apr. 15, 2009). Citation and quotations with permission.
3            Ibid.
4            Universities acting to terminate licensing relationships with Berkshire’s Russell Athletic subsidiary as of April 15, 2009 include Columbia, Cornell, Duke, Georgetown, Harvard, Houston, Maryland, Miami, Michigan, Minnesota, NYU, North Carolina, Penn State, Purdue, Rutgers, Stanford, University of Connecticut, University of Pennsylvania, and Wisconsin.
5            For media coverage of universities terminating licenses with Russell Athletic, see: http://www.workersrights.org/MediaCoverage-Russell.asp.
6            PROXY Governance, supra, n. iii.
7            Mid-American’s Pacificorp division made the commitment as an Agreement in Principle with the California Resources Agency, the State of Oregon and the U.S. Government; a final agreement on the dam’s removal is expected later this year. See “Agreement in Principle” (Nov. 13, 2008), referenced in U.S. Dept of Interior, “Agreement in Principle Marks First Critical Step on Presumptive Path to Remove Four Klamath River Dams” (Nov. 13, 2008), http://www.doi.gov/news/08_News_Releases/111308.html.

8            PROXY Governance, supra, n. iii; see, also, e.g., Sudan Divestment Task Force, "PetroChina, CNPC, and Sudan: Perpetuating Genocide" (Apr. 15, 2007), http://www.sudandivestment.org/docs/petrochina_cnpc_sudan.pdf.
9            See, e.g., Charlie Rose, “A Conversation with Warren Buffett” (May 10, 2007), http://www.charlierose.com/view/interview/8520.
10           Available at: http://laborrights.org/files/BerkshireHathaway_Memo_041309.pdf. The International Labor Rights Forum (ILRF), http://www.laborrights.org, and International Rivers Network (IR), http://internationalrivers.org, own no Berkshire Hathaway stock and have no relationship to the proponent, Mr. Petrofsky, or Trillium Asset Management Corporation. ILRF and IR are nonprofit organizations which are leading international advocates on the issues, respectively, of the environmental impact of large-scale dams, and labor and human rights issues in global supply chains.
11           In 2007, 80% of Fortune 250 companies released sustainability reports under the guidelines of the Global Reporting Initiative (GRI), see GRI, “Who Is Reporting,” http://www.globalreporting.org/NR/rdonlyres/E033E311-68E7-41F9A97F9F3B94F3FE40/2623/19992009GRIlist_April8.xls.